

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 9, 2010

J. Andrew Damico
President and CEO
IntraLinks Holdings, Inc.
150 East 42nd Street, 8th Floor
New York, NY 10017

> **Re: IntraLinks Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on May 21, 2010**
> **File No. 333-165991**

Dear Mr. Damico:

We have reviewed your amended filing and have the following comments.

Prospectus Summary

Overview, page 1

1.   We note your responses to prior comment 2. Please highlight in your prospectus summary that the majority of the proceeds raised in this offering will not be used to directly grow your business but rather will be used to reduce debt incurred in connection with your 2007 merger. Please also provide a qualitative and quantitative discussion in MD&A of the expected impact on your financial condition going forward of the fact that the majority of the proceeds from this offering will be used to pay down debt that was not incurred to further your business strategy. In providing this discussion, please highlight the fact, as noted in the risk factor on page 12, that you may also incur additional debt, which would have an offsetting effect on any reduced interest payments**.**

2.   We note your disclosure in this section that you generated $140.7 million in revenue in 2009 and have generated positive cash flows from operations on an annual basis since 2003. Please balance the disclosure in this section by discussing your history of losses and your accumulated deficit.

Risk Factors, page 11

3.   We note the new disclosure on pages 5 and 134 that because more than 5% of the net proceeds of your offering of common stock may be used to repay amounts owed to Deutsche Bank Securities, this underwriter may be deemed to have a conflict of interest with you under NASD Conduct Rule 2720 of FINRA and, as a result, the offering will be

made in compliance with the requirements of Rule 2720. Please add a risk factor discussing the risks associated with the fact that one of your underwriters has an interest in the offering beyond the discounts and commissions it receives for serving as an underwriter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Stock-Based Compensation, page 48

4.   We note your revised disclosure provided in response to prior comment 14 and encourage you to revise further to streamline disclosures related to the valuations that have been superseded. For example, it is unclear to us why a discussion of the option pricing model and assumptions used in the June 30, 2009 valuation is useful considering that this valuation was subsequently superseded. Also, please revise to clearly indicate that the June 30, 2009 valuation was solely used to establish the exercise price of the stock options granted in September and October 2009. In this regard, we note that your current disclosures are confusing in that they continue to refer to the June 30, 2009 valuation "provid[ing] an estimated fair value of the common stock of $3.29 per share."

5.   We note the revisions made to your disclosure in response to prior comment 16 and we believe that you should revise your disclosures to describe the methodologies and assumptions used in more detail. You should ensure that your disclosures include quantitative information regarding the significant assumptions used for each of the valuation periods. For example, your disclosure on page 51 refers to the "other assumptions used in the December 31, 2009 valuation," which were not altered in the subsequent retrospective valuation; however, you do not disclose these specific other assumptions. Please revise your disclosure to discuss all of the material assumptions used as of each valuation date including the following:
- Revise to disclose the weighting applied to the income and market approaches used to estimate enterprise value;
- Disclose the growth rates used; and
- Disclose the marketability discounts, if any, that are applied at each valuation date.

6.   We note your response to prior comment 17 and the additional disclosure included on page 51, specifically your representation that the assumptions used in your retrospective valuation could have reasonably been applied at the time of the September and October 2009 grants. Please tell us how you concluded that a 100% probability of an IPO and the budgets and forecasts prepared in December 2009 could have reasonably been applied in September and October 2009. In this regard, it unclear to us how you concluded that there was a 100% probability of an IPO when your disclosures on page 50 indicate that you had only begun to consider the possibility of an IPO in December 2009. Also, as previously requested, tell us how you considered paragraph 86 of the AICPA Practice

Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" when preparing the retrospective valuation.

7.   Please explain the relevance of the April 9, 2010 and May 21, 2010 dates referred to on page 51. In this regard, it is unclear to us whether these dates represent additional valuation periods.

Results of Operations, page 55

8.   We note the revised disclosure on page 40 provided in response to prior comment 20. Your disclosures indicate that management regularly analyzes and monitors these metrics when assessing future revenue and when evaluating your operating and financial performance. We further note that you refer to some of these metrics, including customer base, aggregate contract values and renewal rates, in the discussion of your results of operations. Please consider revising your disclosure to quantify the key metrics that materially impact your results of operations or tell us why you believe that quantification of the metrics would not be useful information to an investor.

Comparison of Years Ended December 31, 2008 and Pro Forma December 31, 2007, page 63

9.   We note that your discussion and analysis of the 2007 results is limited to the pro forma financial information and does not appear to include a discussion of the historical financial statements as required by Item 303 of Regulation S-K. To the extent that management concludes that a pro forma discussion and analysis is meaningful, such results should not be disclosed in isolation and should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Please revise to provide a discussion and analysis of the historical 2007 financial statements.

Liquidity and Capital Resources

Operating Activities, page 70

10.   We note your discussion on page 71 of cash flows provided by operating activities for the year ended December 31, 2007 on a combined basis. We note that this discussion refers to the "Combined" amounts rather than the pro forma amounts as disclosed on page 42. Please revise accordingly.

        As appropriate, please revise your registration statement in response to our comments. Please provide us with marked copies of the amendment to expedite our review. Please also furnish a cover letter with your amendment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jamie John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions or comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 355-3333
        Stephen M. Davis, Esq.
        Goodwin Procter LLP